EXHIBIT 99.1

Profound Medical Receives FDA HDE Approval for Sonalleve®

TORONTO, Nov. 30, 2020 (GLOBE NEWSWIRE) -- Profound Medical Corp. (NASDAQ:PROF; TSX:PRN) (“Profound” or the “Company”) announced today that Sonalleve® has received U.S. Food and Drug Administration (“FDA”) approval under a Humanitarian Device Exemption (“HDE”) for the treatment of osteoid osteoma.

Osteoid osteoma is a non-cancerous bone tumor that occurs most often in the long bones of the leg, such as the femur and tibia, of young children and adolescents. An osteoid osteoma causes a dull, aching pain that is moderate in intensity, but can worsen and become severe, especially at night. Computed tomography(CT)-guided radiofrequency ablation (RFA), the most commonly used osteoid osteoma treatment, requires drilling through muscle and soft tissue into bone, and also exposes the patient to radiation from the imaging necessary to guide the probe that is inserted to heat and destroy tumor tissue.

Sonalleve® is an innovative therapeutic platform that combines real-time Magnetic Resonance imaging and thermometry with thermal ultrasound to enable precise and incision-free ablation of diseased tissue. Sonalleve® can offer patients suffering with an osteoid osteoma a treatment that can be performed safely with clinical improvement, but without any incisions, needles, or ionizing radiation exposure.

“While we do not expect this FDA HDE approval for Sonalleve® to have a material impact on revenues in the near- term, it is nevertheless strategically very important,” said Arun Menawat, Profound’s CEO and Chairman. “Obtaining the first regulatory approval for Sonalleve® in the U.S. is a significant milestone for the Company and we are making preparations for the U.S. commercial launch in 2021. This positive FDA decision was based on a rigorous safety review and is key to our global expansion strategy for this groundbreaking therapeutic platform as we conduct clinical trials to support additional marketing approvals for the treatment of indications with larger patient populations.”

About Profound Medical Corp.

Profound is a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue.

Profound is commercializing TULSA-PRO®, a technology that combines real-time MRI, robotically-driven transurethral ultrasound and closed-loop temperature feedback control. TULSA-PRO® is designed to provide customizable and predictable radiation-free ablation of a surgeon-defined prostate volume while actively protecting the urethra and rectum to help preserve the patient’s natural functional abilities. TULSA-PRO® has the potential to be a flexible technology in customizable prostate ablation, including intermediate stage cancer, localized radio-recurrent cancer, retention and hematuria palliation in locally advanced prostate cancer, and the transition zone in large volume benign prostatic hyperplasia (BPH). TULSA-PRO® is CE marked, Health Canada approved, and 510(k) cleared by the U.S. Food and Drug Administration (“FDA”).

Profound is also commercializing Sonalleve®, an innovative therapeutic platform that is CE marked for the treatment of uterine fibroids and palliative pain treatment of bone metastases. Sonalleve® has also been approved by the China National Medical Products Administration for the non-invasive treatment of uterine fibroids and has FDA approval under a Humanitarian Device Exemption for the treatment of osteoid osteoma. The Company is in the early stages of exploring additional potential treatment markets for Sonalleve® where the technology has been shown to have clinical application, such as non-invasive ablation of abdominal cancers and hyperthermia for cancer therapy.

Forward-Looking Statements

This release includes forward-looking statements regarding Profound and its business which may include, but is not limited to, the expectations regarding the efficacy of Profound’s technology in the treatment of prostate cancer, uterine fibroids and palliative pain treatment. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of the management of Profound. The forward-looking events and circumstances discussed in this release, may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting the company, including risks regarding the pharmaceutical industry, regulatory approvals , reimbursement, economic factors, the equity markets generally and risks associated with growth and competition. Although Profound has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. In addition, there is uncertainty about the spread of the COVID-19 virus and the impact it will have on Profound’s operations, the demand for its products, global supply chains and economic activity in general. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Profound undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, other than as required by law.

For further information, please contact:

Stephen Kilmer
Investor Relations
skilmer@profoundmedical.com
T: 647.872.4849